Writer’s Direct Dial: 414.277.5345
Writer’s Fax: 414.978.8945
E-Mail: kvh@quarles.com

June 15, 2005

VIA EDGAR

Mr. Donald Walker
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington DC 20549

RE:	Bank Mutual Corporation (“BKMU”)
Commission File No. 000-31207
Extension Discussion

Dear Mr. Walker:

     This letter is to confirm my discussion yesterday with John Spitz of the Commission staff with respect to your comment letter dated June 8, 2005, addressed to Michael T. Crowley, Jr. of BKMU, and an extension of the date for response until June 28, 2005.

     As I discussed with Mr. Spitz, we request that the date for the BKMU response to your letter be extended to June 28. The comment letter went to an incorrect fax number and did not reach Mr. Crowley’s desk until late on the 10th. One officer whose input is necessary for a response was on vacation until today and BKMU’s chief financial officer will not be returning until Thursday. In addition, because the origins of program participation were by a savings bank that BKMU acquired five years ago, it may be time-consuming to retrieve related records.

     Based on my discussion with Mr. Spitz, I understand that the Commission staff is agreeable to this extension, but he asked that my request be confirmed in writing. Please let me know if you have any questions or if my understanding is incorrect.

Very truly yours,

QUARLES & BRADY llp

Kenneth V. Hallett

KVH:smj
cc:      Mr. Michael T. Crowley, Jr.